Sandoe, Christian T.

From: edward_c_delk@vanguard.com

Sent: Friday, May 23, 2008 1:31 PM

To: Sandoe, Christian T.

Subject: RE: Request to Push 2:00 Call to 3:00

Okay.

Edward C. Delk
Principal, Securities Regulation, Legal Department
The Vanguard Group, Inc.
Overnight Delivery: 100 Vanguard Boulevard, Malvern, PA 19355
Standard Delivery: P.O. Box 2600, V26, Valley Forge, PA 19482
Phone: 610-669-6893
Mobile: 610-755-2879
Fax: 610-669-6600
E-mail: edward_delk@vanguard.com

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NOTICE - This communication may contain an attorney-client communication and/or attorney work product and, as such, is privileged and confidential. If you are not an intended recipient, then any review, printing, copying, or distribution of any such information is prohibited.

"Sandoe, Christian T." <SandoeC@SEC.GOV>	To <edward_c_delk@vanguard.com>
	cc
05/23/2008 01:30 PM	Subject RE: Request to Push 2:00 Call to 3:00

```
Call me at 3pm

-----Original Message-----
From: edward_c_delk@vanguard.com [mailto:edward_c_delk@vanguard.com]
Sent: Friday, May 23, 2008 1:07 PM
To: Sandoe, Christian T.
Subject: Request to Push 2:00 Call to 3:00


Can we speak at 3 instead?

Edward C. Delk
Principal, Legal Department
The Vanguard Group, Inc.
Telephone: 610-669-6893
Fax: 610-669-6600
Mobile: 610-755-2879
Email: edward_c_delk@vanguard.com
Regular mail: P.O. Box 2600, V26, Valley Forge, PA 19482-1103
Overnight mail: 400 Devon Park Drive, Wayne, PA 19087


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